SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

HARVEST NATURAL RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

41754V103

(CUSIP Number)

CT Energy Holding SRL

Av. Principal La Castellana,

Torre Digitel,

Piso 22,

Caracas, Venezuela

58 212 999 9190

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person CT Energy Holding SRL

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Barbados

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,667,597

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 8,667,597

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,667,597

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.8% (1)

14	Type of Reporting Person OO (Society with Restricted Liability)

(1)  The percentage used above is calculated based on 51,415,164 shares of Common Stock outstanding as of May 11, 2016 as reported in the Company’s Form 10-Q filed with the SEC on May 16, 2016, and 8,667,597 shares of common stock issued in connection with the conversion of the senior secured note issued to the Reporting Person.

1	Name of Reporting Person Oswaldo Cisneros Fajardo

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Venezuela

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 8,667,597

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 8,667,597

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,667,597

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.8% (1)

14.	Type of Reporting Person IN

(1)  The percentage used above is calculated based on 51,415,164 shares of Common Stock outstanding as of May 11, 2016 as reported in the Company’s Form 10-Q filed with the SEC on May 16, 2016, and 8,667,597 shares of common stock issued in connection with the conversion of the senior secured note issued to CT Energy Holding SRL.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements that Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2015 by the reporting persons (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed by the reporting persons on September 18, 2015, and as amended by Amendment No. 2 to Schedule 13D filed by the reporting persons on March 10, 2016 (collectively, the “Schedule 13D”).  Except as indicated in this Amendment No. 3, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the same meanings set forth in the Schedule 13D.

Items 4, 6 and 7 are hereby amended as follows:

ITEM 4. Purpose of Transaction.

On June 29, 2016,  CT Energy Holding entered into a Share Purchase Agreement (the “Share Purchase Agreement”) by and among CT Energy Holding, HNR Energia B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the Laws of Curaçao (the “Seller”) and the Issuer, pursuant to which CT Energy Holding  will acquire the Seller’s 51% interest in Harvest-Vinccler Dutch Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the Laws of the Netherlands (“Harvest Holding” and such acquisition, the “Transaction”).  Harvest Holding owns, indirectly through wholly owned subsidiaries, a 40% interest Petrodelta, S.A., a mixed company organized under Venezuela law (“Petrodelta”), through which all of the Issuer’s Venezuelan interests are owned.

Subject to the terms and conditions of the Share Purchase Agreement, at the closing of the Transaction (the “Closing”), CT Energy Holding or an affiliate will pay consideration consisting of:

•                  $80,000,000 in cash, subject to adjustment as described under “Adjustments to Cash Consideration”;

•                  an 11% non-convertible senior promissory note payable to Seller six months from the Closing in the principal amount of $12,000,000, which will be guaranteed by the controlling equityholder of CT Energy Holding;

•                  the return of 8,667,597 shares of Common Stock of the Issuer owned by CT Energy Holding (approximately 16.8% of all outstanding shares), to be cancelled by the Issuer at the Closing;

•                  the cancellation of $30,000,000 in principal and accrued interest under the Issuer’s 15% senior secured promissory note due 2020 held by CT Energy Holding, dated as of June 19, 2015 (the “15% Note”); and

•                  the cancellation of the Issuer’s warrant held by CT Energy Holding, dated as of June 19, 2015, under which CT Energy Holding could acquire up to 34,070,820 shares of Common Stock, subject to conditions set forth in the warrant.

As a result of the Closing, the Reporting Persons will no longer own any shares of Common Stock of the Issuer.  In addition, as described below, the Securities Purchase Agreement, dated June 19, 2015, by and between the Issuer and CT Energy Holding (the “2015 Purchase Agreement”) will be terminated.  Accordingly, the Reporting Persons will no longer have the rights described therein, including the right to appoint two non-independent and one independent director to the Issuer’s board of directors.  It is therefore expected that at the Closing, the two non-independent directors appointed by CT Energy Holding will resign from the Issuer’s board of directors.

The description of the Share Purchase Agreement contained in this Item 4 does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Share Purchase Agreement, which is included as Exhibit 99.11 to this Schedule 13D by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 30, 2016 and is incorporated herein by reference.

Conditions to Closing

Consummation of the Transaction is subject to various conditions, including: (1) approval of the Transaction by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, as well as by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock that are not owned, directly or indirectly, by CT Energy Holding or its affiliates (the “Requisite Stockholder Approval”); (2) approval by the Ministerio del Poder Popular de Petróleo y Minería of the Bolivarian Republic of Venezuela of the change in control resulting from the Transaction (the “Venezuela Approval”); (3) the absence of any legal proceeding pending against the Issuer, Seller, Harvest Holding or its subsidiaries seeking to enjoin, and of any law or order that has the effect of enjoining, the consummation of the Transaction; (4) absence of a “material adverse effect,” as defined in the Share Purchase Agreement, or of a material adverse effect with respect to Petrodelta; (5) absence of an “insolvency event,” as defined in the Share Purchase Agreement, subject to specified exceptions; (6) termination of the Securities Purchase Agreement; and (7) the accuracy of the representations and warranties contained in the Share Purchase Agreement (subject to certain materiality qualifiers) and compliance with covenants and obligations in the Share Purchase Agreement in all material respects.

Adjustments to Cash Consideration

At the Closing, the $80,000,000 in cash consideration will be (i) reduced by the amount by which the outstanding principal and accrued interest under the 15% Note exceeds $30,000,000 (and the entire 15% Note will be cancelled); (ii) reduced by the amount of outstanding principal and accrued interest under the Additional Draw Note (as described below under “Additional Funding”) (and the Additional Draw Note will be cancelled); and (iii) increased by the aggregate amount of cash amounts contributed by the Issuer or the Seller to, or accounts payable and other expenses accrued by the Issuer or the Seller for the benefit of, Harvest Holding and its subsidiaries in respect of expenditures included in Harvest Holdings’ budget.

Letter of Credit

Upon the execution of the Share Purchase Agreement, CT Energy Holding provided to Seller an irrevocable standby letter of credit issued by JP Morgan Chase Bank (the “Letter of Credit”) in the face amount of $15,000,000 (the “Escrow Amount”).  The Escrow Amount will be paid to Seller, via a draw on the funds available under the Letter of Credit, in certain specified circumstances, including (1) the termination of the Share Purchase Agreement as a result of a breach by CT Energy Holding of the Share Purchase Agreement that gives rise to the failure of the closing conditions and is either not capable of being cured by the outside date specified in the Share Purchase Agreement or is not cured within 30 days of notice of such breach or (2) if, upon termination of the Share Purchase Agreement, the conditions to Closing, other than the receipt of the Venezuela Approval and those conditions that can only be satisfied by CT Energy Holding at the Closing, have been either satisfied or waived (to the extent permitted by law).

No Shop and Termination Matters

Subject to certain limited exceptions, the Share Purchase Agreement provides that the Issuer, its subsidiaries, and its and their respective representatives are prohibited from, among other things, initiating, soliciting or knowingly encouraging or facilitating the making of any alternative acquisition proposals from third parties or providing non-public information to or participating in any discussions or negotiations regarding an alternative acquisition proposal with any person that has made an alternative acquisition proposal, subject to customary exceptions prior to the receipt of the Requisite Stockholder Approval relating to proposals that are reasonably likely to lead to a “Superior Proposal” (as defined in the Share Purchase Agreement).

The Share Purchase Agreement contains certain termination rights, including the right of the Seller to terminate the Share Purchase Agreement in order for the Issuer to accept a superior proposal (so long as the Issuer complies with certain notice and other requirements under the Share Purchase Agreement), and provides that, upon termination of the Share Purchase Agreement by the Seller or CT Energy Holding in certain circumstances, the Seller will be required to pay CT Energy Holding a termination fee of $4,600,000.  Such specified circumstances include, among others, (1) termination by the Seller in order for the Issuer to enter into an alternative acquisition agreement with respect to a Superior Proposal, in which case the Seller will also be required to pay the outstanding principal amount of the 15% Note and Additional Draw Note plus accrued and unpaid interest and any make-whole premium, (2) termination by CT Energy Holding after a change of recommendation by the Issuer’s board of directors and (3) termination by CT Energy Holding after a breach by the Issuer or the Seller of the Share Purchase

Agreement that gives rise to the failure of the closing conditions and is either not capable of being cured by the outside date specified in the Share Purchase Agreement or is not cured within 30 days of notice of such breach.  CT Energy Holding may also terminate the Share Purchase Agreement if the Requisite Stockholder Approval is not obtained by September 15, 2016.  Additionally, either CT Energy Holding or the Seller may terminate the Share Purchase Agreement if all conditions precedent to the Closing are not satisfied within 30 days after receipt of the Requisite Stockholder Approval; provided, however, that a party that is in material breach of its obligations under the Share Purchase Agreement may not terminate the Share Purchase Agreement if the material breach is the principal cause of a condition to Closing not being satisfied.

Additional Funding

To fund the Issuer’s transaction expenses and operations until the Closing, CT Energy Holding committed to loan the Issuer $2,000,000 of funds per month for up to five months beginning on July 19, 2017 until the earlier of the Closing or the termination of the Share Purchase Agreement.  The loans will be made under the 15% non-convertible senior secured note that the Company issued to CT Energy on June 19, 2015 (the “Additional Draw Note”) pursuant to the 2015 Purchase Agreement.  Any loans under the Additional Draw Note will be secured by substantially all of the Issuer’s assets, including equity in certain of the Issuer’s subsidiaries, as further described in the security agreement that was executed in connection with the issuance of the Additional Draw Note.

Other Terms

The Share Purchase Agreement contains customary representations, warranties and covenants, including the following covenants:

•                  The Issuer agreed to guarantee Seller’s performance of all obligations arising under the Share Purchase Agreement.

•                  From the date of the Share Purchase Agreement and continuing in effect after the Closing, the Issuer, on behalf of itself and its subsidiaries, waived all rights to exercise any legal action against Petrodelta, Petróleos de Venezuela S.A., the Venezuelan national oil company, the Government of Venezuela or any of their directors, officers, agents or employees.

•                  The Seller agreed to cause Harvest Holding and its subsidiaries conduct their business in the ordinary course during the period between the execution of the Share Purchase Agreement and the Closing and not to engage in certain types of transactions during this period unless agreed to in writing by CT Energy Holding (such consent not to be unreasonably withheld, conditioned or delayed).

•                  Subject to certain exceptions, the Issuer agreed not to withdraw, qualify or modify in a manner adverse to CT Energy Holding the recommendation of the Issuer’s board of directors that the Issuer’s stockholders approve the consummation of the Transaction.

•                  At the Closing, certain agreements related to the 2015 Purchase Agreement, including the Management Agreement, dated of June 19, 2015, between the Issuer and CT Energy Holding, pursuant to which an affiliate of CT Energy Holding has been managing the day-to-day operations of Petrodelta, will terminate. Additionally, all liens securing the Issuer’s debt formerly owed to CT Energy Holding will be released at the Closing.

Except as disclosed in the Schedule 13D and herein, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph to the end of Item 6:

The disclosure regarding the Share Purchase Agreement contained in Item 4 is incorporated herein by reference.  Other than as disclosed in the Schedule 13D and herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1

Securities Purchase Agreement, dated as of June 19, 2015, by and between the Issuer, Harvest (US) Holdings, Inc., Harvest Natural Resources, Inc. (UK), Harvest Offshore China Company, and CT Energy Holding, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.2

15.0% Non-Convertible Senior Secured Promissory Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.3

9.0% Convertible Senior Secured Promissory Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.4

15.0% Additional Draw Senior Secured Promissory Note dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.5	Warrant to Purchase Issuer Common Stock dated June 19, 2015, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.6

Certificate of Designations of Preferred Stock, Series C of the Issuer, filed June 19, 2015, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.7	Management Agreement, between the Issuer and CT Energia Holding Ltd., incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.8	Voting Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.9	Registration Rights Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.10	Joint Filing Agreement.

99.11

Share Purchase Agreement, dated as of June 29, 2016, by and among CT Energy Holding SRL, HNR Energia B.V. and Harvest Natural Resources, Inc., incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 30, 2016*

*                 Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2016	CT ENERGY HOLDING SRL

	By:	/s/ Oswaldo Cisneros Fajardo
		Name:	Oswaldo Cisneros Fajardo
		Title:	Authorized Person

Oswaldo Cisneros Fajardo

By:	/s/ Oswaldo Cisneros Fajardo
	Name:	Oswaldo Cisneros Fajardo

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1

Securities Purchase Agreement, dated as of June 19, 2015, by and between the Issuer, Harvest (US) Holdings, Inc., Harvest Natural Resources, Inc. (UK), Harvest Offshore China Company, and CT Energy Holding, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.2

15.0% Non-Convertible Senior Secured Promissory Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.3

9.0% Convertible Senior Secured Promissory Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.4

15.0% Additional Draw Senior Secured Promissory Note dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.5	Warrant to Purchase Issuer Common Stock dated June 19, 2015, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.6

Certificate of Designations of Preferred Stock, Series C of the Issuer, filed June 19, 2015, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.7	Management Agreement, between the Issuer and CT Energia Holding Ltd., incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.8	Voting Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.9	Registration Rights Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.10	Joint Filing Agreement.

99.11

Share Purchase Agreement, dated as of June 29, 2016, by and among CT Energy Holding SRL, HNR Energia B.V. and Harvest Natural Resources, Inc., incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 30, 2016*

*      Filed herewith.